UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 12)

Emmis Communications Corporation
(Name of Issuer)

Class A Common Stock, par value $0.01 per share
 (Title of Class of Securities)

291525103
 (CUSIP Number)

David B. Zales
General Counsel
Smith Management LLC
Alden Global Capital
885 Third Avenue
New York, NY 10022
(212) 888-7219

COPIES TO:
Patrick J. Dooley, Esq.
Akin Gump Strauss Hauer & Feld LLP
One Bryant Park
New York, NY 10036
(212) 872-1000

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

November 28, 2011
 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.      ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 9 Pages

CUSIP NO.                   291525103

1		NAMES OF REPORTING PERSONS Alden Global Capital Limited

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0*

WITH	10	SHARED DISPOSITIVE POWER

0

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0*

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0*

14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
           *See disclosure in Item 5.

Page 3 of 9 Pages

CUSIP NO.                  291525103

1		NAMES OF REPORTING PERSONS Alden Global Distressed Opportunities Master Fund, L.P.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0*

WITH	10	SHARED DISPOSITIVE POWER

0

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0*

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0*

14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
           *See disclosure in Item 5.

Page 4 of 9 Pages

CUSIP NO.                   291525103

1		NAMES OF REPORTING PERSONS Smith Management LLC

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

New York

	7	SOLE VOTING POWER

NUMBER OF		0*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0*

WITH	10	SHARED DISPOSITIVE POWER

0

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0*

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0*

14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
           *See disclosure in Item 5.

Page 5 of 9 Pages

Amendment No. 12 to Schedule 13D

This Amendment No. 12 to Schedule 13D is being filed by Alden Global Capital Limited (the “Investment Manager”), Alden Global Distressed Opportunities Master Fund, L.P. (“Alden”), and Smith Management LLC (“Smith” and, together with Alden and the Investment Manager, the “Reporting Persons”) and relates to the Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”), of Emmis Communications Corporation, an Indiana corporation (the “Issuer”). The Schedule 13D filed on April 27, 2010 and amended on May 24, May 27, June 23, July 6, September 9, September 27, November 12, and November 16, 2010 and February 4, February 16, 2011, and March 14, 2011, by the Reporting Persons is hereby amended and supplemented as set forth below in this Amendment No. 12. Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the Schedule 13D filed with the Securities and Exchange Commission, as amended.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

On November 28, 2011, Alden sold 1,035,925 shares (the “Shares”) of Preferred Stock (which upon conversion represent the right to receive 2,527,657 shares of Class A Common Stock) back to the Issuer pursuant to a securities purchase agreement (the “Purchase Agreement”), a copy of which is attached as Exhibit 2.  The Reporting Persons do not beneficially own any other shares of Class A Common Stock or Preferred Stock.  Pursuant to the terms of the Purchase Agreement, the Issuer purchased the Shares from Alden at a price of $15.75 per share of Preferred Stock.  The transaction will settle pursuant to the terms of a total return swap (the “Swap Transaction”), a copy of which is attached as Exhibit 3, the terms of which provide that until final settlement of the Swap Transaction, Alden has pledged the Shares to the Issuer and has agreed not to sell any of the Shares or enter into any other transactions relating to the Shares.  Alden and the Issuer have also entered into (a) a voting agreement (the “Voting Agreement”), a copy of which is attached as Exhibit 4, pursuant to which, until final settlement of the Swap Transaction, Alden has (i) agreed to vote the Shares (and any other shares of Class A Common Stock or Preferred Stock acquired after the date of the Voting Agreement) in accordance with the instructions of the Issuer, and (ii) granted an irrevocable proxy to the Issuer with respect to the Shares, and (b) a mutual release of any claims existing between (i) Alden, certain affiliated entities, Joseph R. Siegelbaum and certain other persons, on the one hand, and (ii) the Issuer, certain affiliated entities, Jeffrey H. Smulyan, Emmis’ Chief Executive Officer and President, and certain entities affiliated with Mr. Smulyan, on the other hand.  The foregoing summary is qualified in its entirety by reference to Exhibits 2, 3 and 4.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and supplemented as follows:

(a), (b), (e)  On November 28, 2011, Alden sold the Shares back to the Issuer pursuant to the Swap Transaction and Purchase Agreement.  The Reporting Persons do not beneficially own any other shares of Class A Common Stock or Preferred Stock. The transaction will settle pursuant to the terms of the Swap Transaction, which provide that until final settlement of the Swap Transaction, Alden has pledged the Shares to the Issuer and has agreed not to sell any of the Shares or enter into any other transactions relating to the Shares.  Alden and the Issuer have also entered into the Voting Agreement, pursuant to which, until final settlement of the Swap Transaction, Alden has (i) agreed to vote the Shares (and any other shares of Class A Common Stock or Preferred Stock acquired after the date of the Voting Agreement) in accordance with the instructions of the Issuer, and (ii) granted an irrevocable proxy to the Issuer with respect to the Shares.  The foregoing summary is qualified in its entirety by reference to Exhibits 2, 3 and 4.  As a result of the foregoing transactions, the Reporting Persons believe that they no longer should be deemed to be the beneficial owners of any shares of Class A Common Stock (or shares of Preferred Stock convertible into Class A Common Stock).

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and restated in its entirety as follows:

On November 28, 2011, Alden sold the Shares back to the Issuer pursuant to the Swap Transaction and Purchase Agreement.  The transaction will settle pursuant to the terms of the Swap Transaction, which provide that until final settlement of the Swap Transaction, Alden has pledged the Shares to the Issuer and has agreed not to sell any of the Shares or enter into any other transactions relating to the Shares.  Alden and the Issuer have also entered into (a) the Voting Agreement, pursuant to which, until final settlement of the Swap Transaction, Alden has (i) agreed to vote the Shares (and any other shares of Class A Common Stock or Preferred Stock acquired after the date of the Voting Agreement) in accordance with the instructions of the Issuer, and (ii) granted an irrevocable proxy to the Issuer with respect to the Shares, and (b) a mutual release of any claims existing between (i) Alden, certain affiliated entities, Joseph R. Siegelbaum and certain other persons, on the one hand, and (ii) the Issuer, certain affiliated entities, Jeffrey H. Smulyan, Emmis’ Chief Executive Officer and President, and certain entities affiliated with Mr. Smulyan, on the other hand.  The foregoing summary is qualified in its entirety by reference to Exhibits 2, 3 and 4.

Page 6 of 9 Pages

Item 7. Material to be Filed as Exhibits.

Exhibit 99.1:         Joint Filing Agreement by and among the Reporting Persons
Exhibit 99.2:         Securities Purchase Agreement between Alden and the Issuer
Exhibit 99.3:         Total Return Swap Transaction Confirmation between Alden and the Issuer*
Exhibit 99.4:         Voting Agreement between Alden and the Issuer**

* Incorporated by reference to Exhibit (d)(1) of the Issuer's Amendment No. 1 to Schedule TO filed with the Securities and Exchange Commision on December 2, 2011.
** Incorporated by reference to Exhibit (d)(2) of the Issuer's Amendment No. 1 to Schedule TO filed with the Securities and Exchange Commission on December 2, 2011.

Page 7 of 9 Pages

SIGNATURE

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 29, 2011

ALDEN GLOBAL CAPITAL LIMITED

By:	/s/ Bruce Schnelwar
Name: Bruce Schnelwar
Title: Director

ALDEN GLOBAL DISTRESSED OPPORTUNITIES MASTER FUND MASTER FUND, L.P.

By:	Alden Global Capital Limited, the investment manager
By:	Smith Management, LLC, as its service provider

By:	/s/ David Zales
Name: David Zales
Title: Vice President

SMITH MANAGEMENT LLC

By:	/s/ David Zales
Name: David Zales
Title: General Counsel and Chief Compliance Officer

Page 8 of 9 Pages

EXHIBIT INDEX

Exhibit	Description
99.1	Joint Filing Agreement by and among the Reporting Persons
99.2	Securities Purchase Agreement between Alden and the Issuer
99.3 99.4	Total Return Swap Transaction Confirmation between Alden and the Issuer Voting Agreement between Alden and the Issuer

Page 9 of 9 Pages

Exhibit 99.1

JOINT FILING AGREEMENT
       PURSUANT TO RULE 13D-1(k)1

The undersigned acknowledge and agree that the foregoing Schedule 13D/A is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D/A shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Date:  November 29, 2011

ALDEN GLOBAL CAPITAL LIMITED

By:	/s/ Bruce Schnelwar
Name: Bruce Schnelwar
Title: Director

ALDEN GLOBAL DISTRESSED OPPORTUNITIES MASTER FUND MASTER FUND, L.P.

By:	Alden Global Capital Limited, the investment manager
By:	Smith Management, LLC, as its service provider

By:	/s/ David Zales
Name: David Zales
Title: Vice President

SMITH MANAGEMENT LLC

By:	/s/ David Zales
Name: David Zales
Title: General Counsel and Chief Compliance Officer